UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 34190 / February 8, 2021

In the Matter of

ETF Series Solutions
615 East Michigan Street
Milwaukee, WI 53202

Distillate Capital Partners LLC
53 West Jackson Blvd, Suite 530
Chicago, Illinois 60604

(812-15171)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

ETF Series Solutions and Distillate Capital Partners LLC filed an application on October 14, 2020 requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act as well as from certain disclosure requirements. The order permits applicants to enter into and materially amend sub-advisory agreements with certain affiliated and non-affiliated sub-advisers without shareholder approval and also grants relief from certain disclosure requirements.

On January 11, 2021, a notice of the filing of the application was issued (Investment Company Act Release No. 34169). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by ETF Series Solutions and Distillate Capital Partners LLC (File No. 812-15171) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary